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                 SEC FILE NUMBER

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                   CUSIP NUMBER

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



 |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For the period ended: March 31, 2005

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the transition period ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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Part I-REGISTRANT INFORMATION
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
  Full Name of Registrant:                               Pacific Magtron International Corp.
  Former Name if Applicable:                             N/A
  Address of Principal Executive Office (Street and      1600 California Circle
  Number):
  City, State and Zip Code:                              Milpitas, California 95035

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Part II-RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

      (a)   The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on

            Forms 10-K, 20-F, 11-K or Form N - SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

Management's attention has been devoted to certain recent significant events, including events leading to a filing of a voluntary petition in bankruptcy by the registrant, and therefore the registrant was not able to timely complete the report.

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Part IV-OTHER INFORMATION
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      (1)   Name and telephone number of person to contact in regard to this notification:

                  Martin Nielson            408           956-8888
                  --------------            ---           --------
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                     (Name)             (Area Code)   (Telephone Number)



      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                 |X| Yes | | No

If the answer is no, identify report(s).

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                       PACIFIC MAGTRON INTERNATIONAL CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005                                 By:  /s/ Martin Nielson
      ------------                                      ------------------
                                                        Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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

PACIFIC MAGTRON INTERNATIONAL CORP.

ATTACHMENT TO FORM 12b-25

Part (IV)(3) Anticipated Changes in Results of Operations


In the fiscal quarter ended March 31, 2005, we had a Loss from continuing operations of $851,500 and a Net loss applicable to common shareholders of $1,010,500, compared with a Loss from continuing operations of $267,600 and a Net loss applicable to common shareholders of $319,200 in the fiscal quarter ended March 31, 2004. Sales in the 2005 period were $9,369,700 as compared to $20,300,700 in the 2004 period. The increases in losses and decrease in sales are primarily attributable to our inability to fund purchases and replenish inventories during the first quarter of 2005.